November 21, 2018

VIA E-MAIL AND EDGAR

Ms. Beverly Singleton
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 2, 2018
File No. 000-10235

Dear Ms. Singleton:

Gentex Corporation, a Michigan corporation (the "Company"), hereby acknowledges receipt of a November 15, 2018 letter from the staff of the Securities and Exchange Commission (the "Comment Letter"). The Comment Letter requests a response within ten business days from the date thereof, or that the Company advise the Staff when it will provide the requested response.

As discussed in telephone conversations on November 20, 2018 from Kevin C. Nash of the Company to you, the Company respectfully requests an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional ten (10) business days until December 14, 2018 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than December 14, 2018.

We thank you in advance for your courtesy and consideration in this regard. Please contact me by telephone at 616-772-1590 x4412, by fax at 616-772-0321, or by e-mail at kevin.nash@gentex.com with any questions or comments you may have.

Sincerely,

/s/ Kevin C. Nash

Chief Financial Officer,
Vice President of Finance, and Treasurer

c:    Mr. Steven R. Downing, President and Chief Executive Officer
Mr. Scott P. Ryan, Vice President and General Counsel